Exhibit 99.102(a)(2)(b)

SCHEDULE A

To the Trust Instrument of The Victory Portfolios dated December 6, 1995,
Amended and Restated as of March 27, 2000

FUND		CLASSES
1.	Balanced Fund	Classes A, C, I, R and Y
2.	Core Bond Index Fund	Classes A, I and Y
3.	Diversified Stock Fund	Classes A, C, I, R and Y
4.	Dividend Growth Fund	Classes A, C, I, R and Y
5.	Established Value Fund	Classes A, I, R and Y
6.	Fund for Income Fund	Classes A, C, I, R and Y
7.	Global Equity Fund	Classes A, C, I and Y
8.	International Fund	Classes A, C, I and Y
9.	International Select Fund	Classes A, C, I and Y
10.	Investment Grade Convertible Fund	Classes A, I and Y
11.	Large Cap Growth Fund	Classes A, C, I, R and Y
12.	National Municipal Bond Fund	Class A and Y
13.	Ohio Municipal Bond Fund	Class A and Y
14.	Small Company Opportunity Fund	Classes A, I, R and Y
15.	Special Value Fund	Classes A, C, I, R and Y
16.	Stock Index Fund	Classes A, R and Y

As of October 24, 2012.